Exhibit 99.10

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use and reference to our name and report evaluating a portion of Cenovus Energy Inc.’s oil and gas reserves data, including estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2019, estimated using forecast prices and costs, and the information derived from our report, as described or incorporated by reference in Cenovus Energy Inc.’s annual report on Form 40-F for the year ended December 31, 2019 and Cenovus Energy Inc.’s registration statements on Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165) and Form F-10 (File No. 333-233702), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended or the Securities Act of 1933, as amended, as applicable.

McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ Michael J. Verney

Michael J. Verney, P. Eng.

Executive Vice President

Calgary, Alberta

February 12, 2020

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB  T2P 3G6     Tel: (403) 262-5506     Fax: (403) 233-2744     www.mcdan.com